Annual Report 2003





West Marine®

Selected Financial Data

(in thousands, except per share and operating data)

	2003	2002	2001	2000	1999
Consolidated Income Statement Data:					
Net sales	**$ 660,936**	$ 530,588	$ 512,873	$ 508,364	$ 491,905
Income from operations	**41,286**(2)	34,813	28,039	18,266(1)	20,395
Income before income taxes	**32,403**(3)	31,253	23,193	12,304(1)	14,765
Net income	**20,090**(3)	18,908	13,917	7,391(1)	8,711
Net income per share:					
Basic	**$ 1.02**(3)	$ 1.00	$ 0.79	$ 0.43(1)	$ 0.51
Diluted	**$ 0.99**(3)	$ 0.97	$ 0.77	$ 0.42(1)	$ 0.50
Consolidated Balance Sheet Data:					
Working capital	**$ 249,690**	$ 167,938	$ 144,398	$ 129,255	$ 130,539
Total assets	**493,258**	358,487	320,809	307,782	286,860
Long-term debt, net of current portion	**128,851**	48,731	59,426	66,500	71,843
Operating Data:					
Stores open at year-end	**345**	257	240	233	227
Comparable stores net sales increase (decrease)(4)	**(2.5%)**(5)	0.9%	(0.2%)	2.3%	1.8%

(1) Includes a $2.4 million pre-tax charge for costs related to uncollectible vendor receivables. The impact of this charge represents $0.08 per basic and diluted share.

(2) Includes a $0.9 million pre-tax charge for integration costs associated with the Boat America acquisition.

(3) Includes both a $0.9 million pre-tax charge for integration costs associated with the Boat America acquisition and a $1.9 million pre-tax charge for loss on extinguishment of debt associated with the Boat America acquisition. The impact of these charges represents $0.08 per basic and diluted share.

(4) Sales from stores that have been open at least 13 months and where selling square footage did not change by more than 40% in the previous 13 months.

(5) Sales from the 62 BoatU.S. stores acquired in January 2003 from Boat America are not included in comparable store sales statistics.

← On the Cover:

Water Rocket, a rare 1953 Rocket Runabout, was restored by West Marine customer Mike Morse of Lafayette, CA. The beautiful 17-foot wooden boat even has its original KBL 131 motor. Prior to Mike's ownership, the boat spent 20 years in an old barn. During the restoration process, Mike frequently turned to West Marine as a resource for supplies and advice.


Sales
(in millions)
700
600
500
400
300
200
100
0
1999
2000
2001
2002
2003


Earnings Per Share
(in dollars)
1.2
1.0
0.8
0.6
0.4
0.2
0.0
1999
2000
2001
2002
2003







About West Marine

West Marine is the largest boating supplies company in the world. Retail operations, which generate approximately 86% of our net sales, are conducted under two brand names — West Marine and BoatU.S. At year-end 2003, we had a total of 345 stores, of which 283 were West Marine locations and 62 were BoatU.S. Geographically, our stores are located in 38 states, Puerto Rico and Canada.

Our Port Supply wholesale division, representing approximately 7% of net sales, is the largest wholesale distributor of marine equipment in the United States, serving boat manufacturers, marine services, commercial vessel operators and government agencies. Our direct sales division, which includes Catalog and Internet, accounted for 7% of our net sales, and offers customers all over the world more than 50,000 products — far more than any competitor.

We opened 27 new stores in 2003, of which 26 carry the West Marine name and one is a BoatU.S. location. Twelve of the new stores are in the streamlined West Marine Express store format. We also launched a West Marine "superstore," a 25,000 square foot destination location, in Ft. Lauderdale, FL during 2003.



West Marine has three distribution centers – in Rock Hill, SC, in Hollister, CA, and a center in Hagerstown, MD, which joined us when West Marine acquired the BoatU.S. retail operations in early 2003.

Net sales in 2003 were $660.9 million, including sales generated by the acquired BoatU.S. operations.

Enrollment in our free WestAdvantage customer loyalty program reached almost 1.8 million in 2003, with another 555,000 boaters belonging to paid membership programs under the West Advantage Plus and BoatU.S. names.

By far the most important event in the past year was the successful integration of the BoatU.S. retail operations, which we accomplished on schedule and within budget.

Although the painstaking process of economic recovery put a damper on our growth, as well as that of many other businesses in 2003, West Marine increased its profitability while preparing for accelerated earnings growth in 2004.

Contents:





To Our Stockholders

Dear Stockholders,

West Marine did well in 2003, even in the face of soft national and international economies and the uncertain pace of industrial recovery. Revenues rose to $660.9 million, an increase of 24.6% from $530.6 million in 2002. Net income was up 6.3% to $20.1 million, or $0.99 per share (fully diluted), versus $18.9 million, or $0.97 per share a year ago. Excluding $2.8 million in pre-tax costs relating to the acquisition of BoatU.S. retail operations, or $0.08 per share after-tax, net income would have been $21.8 million or $1.07 per share. Acquisition-related costs include $0.9 million for incremental expenses incurred to integrate the newly acquired operations and $1.9 million for early debt extinguishment costs incurred to finance the acquisition.

We have often explained that we believe West Marine is not affected as severely as some companies by downward fluctuations in the economy, because we offer primarily aftermarket products and services rather than big-ticket new boats. Typically, our customers already own their boats and the products we sell are maintenance and/or improvement-related accessories or apparel. This continues to be the case, but as 2003 demonstrated, it does not mean we are completely immune from the effects of long-term economic declines. That, combined with the effects of unfavorable weather, drove comparable store sales down 2.5% for the year.

Gross profit margins rose to 31.3% from 30.8% a year earlier, again demonstrating our continuing focus on the quality of our earnings. We expect profit margins to continue to improve as West Marine operating efficiencies and economies of scale enhance BoatU.S. retail operations.

Our two greatest accomplishments in 2003 were achieving positive results despite the softness of the economy and regionally unfavorable weather, and successfully acquiring and integrating BoatU.S. retail operations. We will discuss the integration of this acquisition later in this report, but suffice it to say at this point that through the dedication, cooperation and skill of the people in both companies, we achieved all of our objectives, in many cases ahead of schedule. That we did this in such a way that BoatU.S. stores were able to make a solid contribution to West Marine's earnings in the very first year of the acquisition is a source of particular satisfaction.

Related to the acquisition of BoatU.S.' retail operations, our long-term debt increased to $128.9 million from $48.7 million, with interest expenses rising to $7.0 million (excluding $1.9 million in early debt extinguishment costs) in 2003, versus $3.6 million a year earlier. Our debt ratios still compare favorably with those of other retailers, and we are striving to make them even stronger in 2004.

West Marine continued to expand its fishing category in 2003, taking advantage of the ongoing strong growth in demand for these products. We also continued to develop our boat services business with current operations in Ft. Lauderdale, FL and Sausalito, CA. In early 2004, we opened new facilities in Alameda and San Diego, CA.

In addition to the 62 stores added by the acquired BoatU.S. retail operations, West Marine opened 27 new stores in 2003. Standard format stores were opened in Berkeley, CA; South Orlando, Kendall, Panama City Beach, Bonita Springs, Largo and Merritt Island, FL; Norwalk, CT; Tigard, OR; Mandeville, LA; Seabrook, TX and San Juan, Puerto Rico. West Marine Express stores were launched in Apollo Beach, Englewood, Vero Beach, Madeira Beach and St. Petersburg, FL; Pass Christian, MS; Carolina Beach, NC; Dog River, AL; Marion, MA; Blaine, Friday Harbor and Oak Harbor, WA. We also doubled the size of our Ft. Lauderdale, FL facility, making it what we believe to be the largest boating store in the world. Two new Canadian stores were launched in Nanaimo and Victoria, British Columbia. We also opened a new standard-size BoatU.S. store in Weymouth, MA.

The BoatU.S. retail operations acquisition strengthened West Marine's position as the industry-leading company in the boating supplies business. Most of our competitors are locally owned, independent stores (many of which are customers of our Port Supply wholesale division). West Marine has a good opportunity to increase market share by offering customers a broader range of products and services at competitive prices, backed by the best trained team of associates in the industry.

I believe one of the most important reasons for West Marine's success is our associates' ability to treat our customers even better than they expect, bringing them the highest quality, most knowledgeable service, and offering them excellent products — both national brands and our private labels — at competitive prices. When we began discussions with BoatU.S. prior to the acquisition, it became clear to us that one reason the two companies fit so well together was that we shared a commitment to providing superior customer service and bringing value to the people we serve. The smoothness of the transition can, in great measure, be attributed to this shared commitment. The six West Marine Heroes featured in this annual report exemplify the "take the extra step" model that anchors our business.

We thank them, and the more than 4,000 associates of West Marine and BoatU.S.

Sincerely,

John Edmondson
Chief Executive Officer

West Marine At A Glance



Retail Sales

The world's leading boating supplies retailer, West Marine, owns and operates 345 stores in the United States, Canada and Puerto Rico. Stores operate under two brand names: West Marine and BoatU.S., and last year generated 86% of the company's net sales. More than half of our associates with customer contact participate in the company's highly regarded voluntary technical training program.



Direct Sales

The company's direct sales channel, which combines our Catalog and Internet business, represents approximately 7% of net sales. The West Marine and BoatU.S. Master Catalogs are considered major information resources for boaters. Market research shows that customers often research their purchases in the catalogs and/or on the Internet before making their purchases in our stores.



Port Supply

West Marine's wholesale sales to boat manufacturers, boat dealers, government agencies, and direct competitors are handled by the company's Port Supply division, which accounts for 7% of net sales. West Marine is the largest wholesale distributor of marine equipment in the U.S. The BoatU.S. wholesale operation was merged into Port Supply following its acquisition in January, 2003.

Percentage of Sales by Category



Retail Sales 86%
Direct Sales 7%
Port Supply 7%



Top Management

Chief Executive Officer John Edmondson, Senior Vice President and Chief Financial Officer Eric Nelson, President and Chief Operating Officer Rich Everett

West Marine Store Locations

Alabama
Dog River*
Mobile
Montgomery
Orange Beach

Alaska
Anchorage

Arizona
Lake Havasu
Phoenix
Tempe

British Columbia
Nanaimo*
Sidney
Vancouver
Victoria*

California
Alameda
Antioch
Berkeley*
Channel Islands
Chula Vista
Dana Point (2)
Long Beach
Marina Del Rey
Marina Del Rey Harbor
Mission Bay
Monterey
Newport Beach
Oakland
Orange
Palo Alto
Redding
Richmond
Rocklin
Sacramento
San Diego
San Francisco
San Jose
San Pedro
Santa Barbara
Santa Barbara-Chandlery
Santa Cruz
Sausalito (2)
Sherman Oaks
So. San Francisco
Stockton
Ventura

Colorado
Highlands Ranch

Connecticut
Branford
Clinton
Fairfield
Milford
Mystic
New London
Norwalk*
Stamford

Delaware
Bear
Rehoboth Beach

Florida
Apollo Beach*
Bonita Springs*
Bradenton
Cape Coral
Clearwater (2)
Crystal River
Cutler Ridge
Daytona
Deerfield
Destin
Englewood*
Ft Myers Beach
Ft. Lauderdale
Ft. Myers
Ft. Pierce
Ft. Walton (2)
Holiday
Hollywood
Jacksonville
Jacksonville Beach
Jacksonville East
Jensen Beach
Kendall*
Key Largo
Key West
Lake Park
Largo*
Madeira Beach*
Marathon
Marco Island
Melbourne
Melbourne South
Merrit Island*
Miami
Miami-Westchester
Murrells Inlet
No. Ft. Lauderdale
No. Miami
No. Palm Beach
Naples
Orange Park
Orlando
Panama City
Panama City Beach*
Pensacola (2)
Pompano Beach
Port Charlotte
Punta Gorda
So. Daytona
Sarasota (2)
So. Orlando*
St. Augustine
St. Petersburg (2)
St. Petersburg*
Stuart
Tallahassee
Tampa
Venice
Vero Beach*

Georgia
Augusta
Doraville
Gainesville
Lake Lanier
Savannah
Smyrna

Hawaii
Honolulu

Illinois
Chicago
Fox Lake
Highland Park
Winthrop Harbor

Indiana
Indianapolis
Michigan City

Louisiana
Baton Rouge
Lafayette
Mandeville*
New Orleans
Slidell

Maine
Portland

Maryland
Annapolis
Baltimore
Easton
Edgewater
Kent Island
Lanham
North East
Pasadena
Rock Hall
Rosedale
Solomon's Island
Tracy's Landing

Massachusetts
Braintree
Dedham
Falmouth
Hyannis (2)
Marion*
New Bedford
Peabody
Plymouth
Seekonk
Woburn

Michigan
Bay City
Flint
Grand Rapids
Holland
Lansing
Mt. Clemens
Muskegon
Petoskey
Port Huron
Southwest Harbor
St. Clair Shores
Taylor
Traverse City
Troy

Minnesota
Minnetonka

Mississippi
Biloxi
Jackson
Pass Christian*

Missouri
Osage Beach
St. Charles
St. Louis

Nevada
Henderson

New Hampshire
Portsmouth
Seabrook

New Jersey
Atlantic Highlands
Brick
Cape May
Eatontown
Lodi
Mt. Laurel
Perth Amboy
Sayreville
Somers Point
Toms River

New York
Albany (Latham)
Babylon
Buffalo
Garden City
Huntington Station
Island Park
New York
Patchogue
Port Jefferson
Port Washington
Riverhead
Rochester
Syosset
Watertown
West Islip

North Carolina
Carolina Beach*
Charlotte
Lake Norman
Morehead City
Nags Head
New Bern
Raleigh
Wilmington

Ohio
Boardman
Dublin
Mentor
No. Olmsted
Port Clinton
Sandusky
Toledo

Oklahoma
Oklahoma City
Tulsa

Oregon
Portland
Tigard*

Pennsylvania
Philadelphia
Pittsburgh

Puerto Rico
Fajardo
San Juan*

Rhode Island
East Greenwich
Narragansett
Newport

South Carolina
Anderson
Charleston (2)
Columbia
Hilton Head
No. Myrtle Beach

Tennessee
Hermitage

Texas
Austin
Beaumont
Corpus Christi
Dallas
Denison
Galveston
Garland
Houston
League City
No. Houston
San Antonio
Seabrook*

Utah
Midvale

Vermont
Burlington

Virginia
Alexandria
Deltaville
Glen Allen
Hampton
Norfolk
Virginia Beach
Woodbridge

Washington
Anacortes
Bellevue
Bellingham
Blaine*
Bremerton
Everett
Friday Harbor*
Oak Harbor*
Olympia
Port Townsend
Seattle/Mercer
Seattle/Shilshole
Spokane
Tacoma

Wisconsin
Greenfield
Madison
Oshkosh
Racine

BoatU.S. Store Locations

Alabama
Mobile

California
Huntington Beach
Newport Beach
Oakland
San Diego
Sausalito

Connecticut
East Haven
Norwalk
Old Saybrook

Delaware
New Castle

Florida
Bradenton
Clearwater
Ft. Lauderdale
Ft. Myers
Ft. Walton
Jacksonville
Naples
No. Miami
Orlando
Pensacola
Pompano Beach
Port Charlotte
Sarasota
Stuart
Tarpon Springs
West Palm Beach

Georgia
Atlanta
Savannah

Illinois
Chicago
Lombard

Maryland
Annapolis
Glen Burnie
Middle River
Rockville

Massachusetts
Boston
Danvers
Fairhaven
Weymouth*

Michigan
Detroit
Mt. Clemens
Taylor

Minnesota
Minneapolis

New Hampshire
Seabrook

New Jersey
Bricktown
Cherry Hill
Holmdel

New York
Babylon
Buffalo
Rochester
Syracuse

Ohio
Cleveland
Port Clinton
Toledo

Rhode Island
East Greenwich

South Carolina
Charleston

Texas
Clear Lake
Houston

Virginia
Alexandria
Deltaville
Virginia Beach

Wisconsin
Appleton
Milwaukee

*New stores opened in 2003

Two Brands — One Mission

Whether our stores carry the West Marine or the BoatU.S. brand, they share a common mission — to be the best supplier of boating-related products and services while providing outstanding value to every customer. We are committed to treating all of our customers even better than they expect so that they will regard us as the best company in our industry.

We also share deep commitments to protecting the marine environment, promoting boating safety and giving back to the communities we serve.

Because BoatU.S., like West Marine, had built a strong brand by providing superior service and value to customers, we decided to capitalize on this valuable brand equity by continuing to operate our stores under both names. West Marine and BoatU.S. retail stores had successfully competed with one another in the past, and with West Marine's economies of scale and advanced supply chain management systems improving BoatU.S.' profit margins, we believe we have created a "win-win" situation.

Already we have seen considerable progress in this direction: by year-end, BoatU.S. retail gross margins were significantly better than they were before the acquisition.

The transition has been very smooth. Less than two months after the acquisition was completed, BoatU.S. stores, wholesale, catalog, call center, financial and website operations had been successfully integrated into the West Marine infrastructure. The warehouse management system was converted at year-end 2003.

The addition of the BoatU.S. distribution center in Maryland has been a major plus in West Marine's effort to regionalize distribution, and the BoatU.S. call center in Largo, FL, gives us added capability to process customer telephone requests effectively.

The promise of information technology lies in the ability to deliver unprecedented improvements in customer service. If we can predict what customers will want and when they will want it, we can then place strategic vendor orders and more efficiently manage our inventory and the merchandise stocked in stores. According to independent experts, West Marine has become the industry benchmark for "Collaborative Planning, Forecasting and Replenishment" (CPFR). We now buy 90% of our goods from approximately 200 of our vendor partners, and we share information that enables them to plan their activities to meet our needs better. Some 16% of the goods we sell are now shipped directly to our stores by vendors, saving a significant amount of time and expense for us. West Marine benefits by being able to manage its supply chain costs more effectively than ever, as demonstrated by the ability to cut Distribution Center costs year after year. Customers benefit in that out-of-stock occurrences have been reduced and our year round in-stock merchandise for our stores exceeded goals in 2003. The bottom line is customers can get what they want when they want it.

Our philosophy is to offer customers choices of national brands and value-oriented products sold under the West Marine and BoatU.S. brands. West Marine's growing lines of high-quality private label and proprietary merchandise now account for more than 25% of company sales. In many instances, the West Marine-branded product not only offers great value, it is also the best product of its type on the market. We currently offer more than 4,000 private label products, from ropes, paint and boat fittings, to foul-weather gear and apparel, to sophisticated electronics. In 2003 we expanded our line of private label fishing equipment significantly, with very encouraging results.

Many West Marine associates are boaters themselves. The enthusiasm they bring to their work is supported by a high level of technical knowledge and expertise, which they share with customers. Customers often tell us that it is the advice and helpfulness of our associates that keeps them coming back.


Raymarine
99.99


West Marine
PCA
Starting 800
West Marine



West Marine encourages learning and skill development. More than half of our associates with customer contact participate in West Marine's voluntary technical training program, with more than 23% of them achieving the highest certification level.

One of the most exciting events of 2003 for West Marine was the opening of our 25,000 square foot "superstore" in Ft. Lauderdale, FL. The size of the store allows us to display and demonstrate products in a more realistic environment, helping customers to visualize the products as they would use them. The store has already become a destination-type attraction to local boaters, and early sales reports are very encouraging. We are constructing another superstore in San Diego, CA, which we plan to open in 2004.

We launched our West Marine Express store program in 2002. These smaller stores, often located in or near marinas, average approximately 2,500 square feet, compared with 8,000 square feet for our standard format store. Results so far have been encouraging. We opened a dozen new stores in this streamlined format in 2003, and we plan to open approximately 20 more in 2004.

Early in the year, our Port Supply wholesale division integrated BoatU.S.' wholesale operations smoothly. Although soft economic conditions put a damper on sales to boat manufacturers, we saw significant increases in government sales during the year.

Direct sales (Catalog and Internet) were relatively flat in 2003, with positive growth on the international side primarily due to favorable exchange rates. To handle increased business from non-English speaking areas, our call centers now have associates who speak Spanish, Portuguese and Japanese. Continuing a trend we reported a year ago, we find that many of our U.S. customers first research their purchases on our website or in our catalogs, and then go to our retail stores to purchase the product.

The Heroes of West Marine





As a Midshipman, Carl Smit of the Replenishment Department in Watsonville, CA, was Captain of the U.S. Naval Academy's Sailing Team, winning the Sloop Nationals and the Dinghy Nationals in 1995. After graduation, he served as a Navy SEAL, working with Latin American governments setting up and training special boat units to fight drugs in the Amazon River Basin. Still an active racer, Carl is vice president of the U.S. Section of the International 505 Fleet and will be competing in the World Championships in Santa Cruz, CA in the summer of 2004. He's only been with West Marine for one year, but he's been racing sailboats competitively for more than a quarter century — since he was five years old.

Carlos Ruiz' love of fishing began when he was only six years old. The manager of West Marine's Cutler Ridge (Miami), FL store, he's an expert fly fisherman and ultra-light tackle enthusiast. In his spare time, he operates a flats fishing charter business, going after bonefish, permit and tarpon along the South Florida coast. A 10-year West Marine veteran, he's happy to share his expertise with customers, advising them as they introduce their own children to fishing, one of America's most popular family sports.

One of West Marine's longer service associates — he's been with the Company more than 20 years — Erick Levy puts a lot of stock in tradition. In particular, he favors wooden boats. He lived on a wood sailboat for almost seven years, and today he owns a classic 1967 wood Lyman powerboat. Keeping a classic boat shipshape is a labor of love for him, whether he's sanding, painting, installing electronics, or giving the boat a workout exploring the local lakes with his wife Amy, an associate at the West Marine store in Mt. Clemens, MI. Erick is district manager in the Central Great Lakes region, covering southeast Michigan and northwest Ohio, and he makes it a point to share his enthusiasm with other West Marine associates and their customers who seek his expertise in boat restoration.







When West Marine acquired BoatUS, we were delighted that R. Paul Adler came along with the deal. An associate at the call center in Largo, FL, Paul brings with him more than a half century of boating experience. He's a Tech 12 (the highest level) with West Marine, has a US Coast Guard Captain's license, and has participated in virtually every water sport including fishing, sailing, waterskiing, kayaking and surfing. Paul truly believes in going the extra nautical mile for customers: when a boater recently needed a water pump coming through the Okefenokee Canal, a hundred miles away, Paul found one locally, brought it to him and helped him install it in his trawler. Earlier, Paul received a citation from New Jersey Maritime Police for helping a sail boater in a Nor'easter storm off Cape May.

Dave Morris, an associate in West Marine's Port Supply wholesale division in Watsonville, CA., has been sailing for almost 40 years. He won his first trophy cup, the November Cup for Junior Match Racing, in 1975. He's two-time Santa Cruz 27 National Champion, and a two-time member of the winning Moore 24 National Champion team. He's been teaching sailing since he was 15 years old and managed a sailboat rigging business after graduating from the University of San Diego. He's former Commodore of the Monterey Peninsula Yacht Club (his wife Debbie is the current Commodore). An active promoter of youth sailing, Dave organized the first West Marine-sponsored Fun Regatta in Monterey. With 15 years on the job at West Marine, Dave's knowledge and experience helped him win Port Supply's "Best Overall Performance" award in 1999.

Micki Gramm of West Marine's Orange Beach, AL store, is a sailboat racer who has won in Sunfish, Lasers, Flying Scots, J24s, Thistles, 420s, Snipes and more. In addition to her many national and regional racing trophies, she was voted Pensacola Yacht Club One Design Female Sailor of the Year in 1997, '99, '02 and '03, and Pensacola Yacht Club Offshore Sailor of the Year in 2000. Before joining West Marine nine years ago, she coached junior sailors at Rush Creek Yacht Club and the Sarasota Sailing Squadron and taught adults at Colgate's Offshore Sailing School. Micki has earned West Marine's highest Tech 12 rating, and like many of the Company's highly skilled associates, she enjoys sharing what she knows with customers. She also enjoys cruising, diving and kayaking.


Gross Margin
(percent)
35
30
25
20
15
10
5
0
1999 2000 2001 2002 2003


Shareholder's Equity
(thousands)
275
220
165
110
55
0
1999 2000 2001 2002 2003


Net Income
(dollars)
25
20
15
10
5
0
1999 2000 2001 2002 2003

2000 Net Income includes $2.4 pre-tax charge for costs related to uncollectible vendor receivables.


Store Locations
350
300
250
200
150
100
50
0
1999 2000 2001 2002 2003

Includes 62 BoatUS stores acquired in January 2003.


Stock Prices
30
25
20
15
10
5
0
1999 2000 2001 2002 2003

Share price as of close of week prior to last day of fiscal year.

Financial Contents

Management's Discussion And Analysis Of Financial Condition And Results Of Operations

The following discussion and analysis is based upon our financial statements as of the dates and for the periods presented in this section. You should read this discussion and analysis in conjunction with the Financial Statements and Supplementary Data and notes thereto.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

The statements in this Annual Report that relate to future plans, events, expectations, objectives or performance (or assumptions underlying such matters) are forward-looking statements that involve a number of risks and uncertainties. These forward-looking statements include, among other things, statements that relate to West Marine's future plans, expectations, objectives, performance and similar projections, as well as facts and assumptions underlying these statements or projections. You should not place undue reliance on such forward-looking statements as they speak only as of the date they are made, and we assume no obligation to publicly update or revise any forward-looking statement even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized. Actual results may differ materially from the results expressed or implied in these forward-looking statements due to various risks, uncertainties or other factors.

Set forth below are certain important factors that could cause our actual results to differ materially from those expressed in any forward-looking statements.

Because consumers often consider boats to be luxury items, the market is subject to changes in consumer confidence and spending habits. A slowdown in the domestic economy or an increase in interest rates may adversely affect sales volumes, as well as our ability to maintain current gross profit levels.

Our operations could be adversely affected if unseasonably cold weather, prolonged winter conditions or extraordinary amounts of rainfall occur during the peak boating season in the second and third quarters.

Our Direct Sales division has faced market share erosion in areas where either we or our competitors have opened stores. Management expects this trend to continue.

As West Marine expands into new ventures, concepts and acquisitions, such as boat services and Express stores, we face additional challenges including those related to hiring personnel and our unfamiliarity with local demographics. New markets may also have competitive conditions, consumer tastes and discretionary spending patterns that are different from our existing markets. Our acquisition of Boat America operations involves a number of risks, including reduced BoatU.S. store sales ("cannibalization") in locations served by existing West Marine stores as we enhance service levels, gain incremental sales and increase market penetration, unanticipated costs and challenges that could result from integrating the operations and personnel of Boat America into our operations and a decline in the economy that could threaten the economic assumptions of the transaction.

Our growth has been principally related to our Stores' operations. Our continued growth depends to a significant degree on our ability to continue to expand our operations through the opening and profitable operation of new stores, as well as our ability to increase net sales at our existing stores. Our planned expansion is subject to a number of factors, including the adequacy of our capital resources, our ability to locate suitable store sites and negotiate acceptable lease terms, to hire, train and integrate employees and to adapt our distribution and other operations systems.

The markets for recreational watersports and boating supplies are highly competitive. Competitive pressures resulting from competitors' pricing policies are expected to continue.

The cost of insurance has increased substantially in the past couple of years. We believe that insurance coverage is prudent for risk management and anticipate that our insurance costs will continue to increase. For certain types or levels of risk, we might determine that we cannot obtain commercial insurance at acceptable prices. Therefore, we might choose to forego or limit our purchase of relevant insurance, choosing instead to self-insure one or more types or levels of risk. If we suffer a substantial loss that is not covered by commercial insurance, the loss and attendant expenses could have a material adverse effect on our business and operating results.

The price of our common stock may be subject to volatile fluctuations based on general economic and market conditions and by our ability to meet analysts' expectations. Failure to meet such expectations, even slightly, could have an adverse effect on the market price of our common stock. In addition, stock market volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. Variations in the market price of our common stock may be the result of changes in the trading characteristics that prevail in the market for our common stock including low trading volumes, trading volume fluctuations and other similar factors. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future.

Additional factors which may affect our financial results include inventory management issues, the impact of the Internet and e-commerce on the supply chain, fluctuations in consumer spending on recreational boating supplies, environmental regulations, demand for and acceptance of our products and other risk factors disclosed from time to time in our filings with the Securities and Exchange Commission.

Critical Accounting Policies and Estimates

Management's discussion and analysis of West Marine's financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States. The preparation of these financial statements requires the appropriate application of certain accounting policies, many of which require us to make estimates and assumptions about future events and their impact on amounts reported in our financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from our estimates. Such differences could be material to the financial statements.

We believe our application of accounting policies, and the estimates inherently required therein, are reasonable. These accounting policies and estimates are constantly reevaluated and adjustments are made when facts and circumstances dictate a change. Historically, we have found our application of accounting policies to be appropriate and actual results have not differed materially from those determined using necessary estimates.

Our accounting policies are more fully described in Note 1 to the financial statements, located elsewhere in this Annual Report. We have identified certain critical accounting policies, which are described below.

Revenue recognition. We record sales, net of estimated returns, when merchandise is purchased by customers at retail locations. When merchandise is shipped from a warehouse directly to a customer, we record sales when such merchandise is received by the customer. Return allowances, which reduce net sales by our best estimate of expected product returns, are estimated using historical experience.

Comparable store sales. We define comparable store sales as sales from stores that have been open at least 13 months and where selling square footage did not change by more than 40% in the previous 13 months. Sales from the 62 BoatU.S. stores acquired in January 2003 from Boat America will be included in comparable store sales statistics beginning in March 2004.

Merchandise inventories. Our merchandise inventories are carried at the lower of cost or market on a first-in, first-out basis. Inventory cost includes certain indirect costs related to the purchasing, transportation and warehousing of merchandise. We make certain assumptions to adjust inventory value based upon historical experience and current information in order to determine that inventory is recorded properly at the lower of cost or market.

Potentially obsolete inventories are marked down based upon current levels of discontinued product and historical analysis of the liquidation of discontinued inventory below cost. The nature of our inventory is such that the risk of obsolescence is minimal.

Vendor allowances. We receive allowances from vendors through a variety of programs and arrangements, including cash discounts and purchase quantity discounts. We recognize such allowances as a reduction to cost of goods sold as the related products are sold.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Long-lived assets. We review long-lived assets for impairment whenever events or changes in circumstances, such as store closures, indicate that the carrying value of an asset may not be recoverable. At the time a decision is made to close a store, we record an impairment charge, if appropriate, and accelerate depreciation over the revised useful life. We believe at this time that the long-lived assets' carrying values and useful lives continue to be appropriate.

Income taxes. We record a valuation allowance to reduce our deferred tax assets to the amount we believe is more likely than not to be realized. While we have considered future taxable income, state tax apportionment and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Likewise, should we determine that we would be able to realize our deferred tax assets in the future in excess of our recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

Foreign currency translation. In the preparation of consolidated financial statements, the assets and liabilities of West Marine's Canadian subsidiary are denominated in Canadian dollars and translated to U.S. dollars at the rate of exchange in effect at the balance sheet date; income and expenses are translated at average rates of exchange prevailing during the reporting period. The related translation adjustments are reflected in the other comprehensive income section of the consolidated statements of shareholders' equity. Almost all of the revenues and expenditures of West Marine are denominated in U.S. dollars. However, foreign currency gains and losses from transactions denominated in foreign currencies, including inter-company transactions, are included in operating results and have not been significant to date.

Results of Operations

The following table sets forth certain income statement components expressed as a percent of net sales:

	2003	2002	2001
Net sales	100.0%	100.0%	100.0%
Cost of goods sold including buying and occupancy	68.7%	69.3%	70.9%
Gross profit	31.3%	30.7%	29.1%
Selling, general and administrative expenses	25.0%	24.1%	23.6%
Income from operations	6.3%	6.6%	5.5%
Interest expense	1.4%	0.7%	1.0%
Income before income taxes	4.9%	5.9%	4.5%
Provision for income taxes	1.9%	2.3%	1.8%
Net income	3.0%	3.6%	2.7%

2003 Compared to 2002

In 2003, West Marine had net sales of $660.9 million, an increase of $130.3 million, or 24.6%, over net sales of $530.6 million in 2002. Net income was $20.1 million, or $0.99 per diluted share, in 2003 compared to net income of $18.9 million, or $0.97 per diluted share, in 2002. Fiscal 2003 was a 53-week year, compared to a 52-week year in 2002.

Net sales attributable to our Stores division increased $119.1 million, or 26.7%, to $566.1 million in 2003, mostly due to the addition of 27 new stores, which contributed $14.3 million, and 62 stores purchased from Boat America, which contributed $95.1 million to net sales growth.

Comparable store sales are a key performance metric for our management. The war in Iraq, the soft economy, unseasonably cold and wet weather nationwide and higher fuel prices all contributed to a decrease in our comparable store sales of $10.4 million, or 2.5%, in 2003. The largest decreases were in sales of discretionary items, such as electronics, and in boating-frequency related items, such as maintenance products. Comparable store sales by region for 2003 were as follows: Southeast -1.0%; Northeast -2.8%; West Coast -4.7%. Management believes that the soft economy had a larger impact on 2003 sales in the West Coast region. During the first quarter of 2003, approximately 85 of our stores in the Northeast region were closed for up to three days due to inclement weather, adversely affecting sales. The Southeast region contributed approximately 50 percent of our total sales in 2003. Comparable store sales for 2003 are based on a similar 53-week period last year.

Port Supply sales through our distribution centers increased $2.8 million, or 6.2%, to $47.6 million in 2003, primarily as a result of increased government sales during the year. Direct Sales net sales increased $8.4 million, or 21.6%, to $47.3 million, primarily due to gains in international sales aided by favorable foreign exchange rates.

Gross profit is another key performance metric for our management. Gross profit increased $43.4 million, or 26.6%, in 2003 compared to 2002. Gross profit as a percentage of net sales increased to 31.3% in 2003 from 30.7% in 2002, primarily due to lower product costs, supply chain efficiencies, and increased sales volume of higher-margin private label products compared to a decline in sales of lower-margin products, such as electronics. Management expects the upward trends in additional supply chain efficiencies and increased proportion of private label merchandise in our sales mix to continue.

Selling, general and administrative expenses increased $36.9 million, or 28.8%, in 2003, primarily due to expenses related to the operations of the 62 BoatU.S. stores acquired, including $0.9 million expended during the first quarter for incremental integration costs. Selling, general and administrative expenses, as a percentage of net sales, increased to 25.0% in 2003 from 24.1% in 2002. Non-capital expenditures incurred in preparation for the opening of new retail stores (also called pre-opening costs) are expensed as incurred. The future profitability of our company is largely dependent on our ability to increase sales and gross profit while containing selling, general and administrative expenses.

Income from operations increased $6.5 million, or 18.6%, in 2003 compared to 2002. Income from operations, as a percentage of net sales, decreased to 6.2% in 2003, from 6.6% in 2002, primarily due to increases in selling, general and administrative expenses related to the acquisition of BoatU.S. retail operations.

Interest expense increased $3.4 million, or 96.1%, in 2003 compared to 2002, primarily as a result of financing the acquisition of BoatU.S. retail operations, for which we also incurred a $1.9 million charge for extinguishment of then existing debt.

Our 2003 income tax rate of 38% of pre-tax income decreased from 39.5% in the prior year, primarily due to an income tax benefit of approximately $0.3 million related to the recognition of state tax credits.

2002 Compared to 2001

In 2002, West Marine had net sales of $530.6 million, an increase of $17.7 million, or 3.5%, over net sales of $512.9 million in 2001. Net income was $18.9 million, or $0.97 per diluted share, in 2002 compared to net income of $13.9 million, or $0.77 per diluted share, in 2001. Both 2002 and 2001 were 52-week years.

Net sales attributable to our Stores division increased $19.3 million, or 4.5%, to $446.9 million in 2002, mostly due to the addition of 19 new stores, which contributed $12.5 million to net sales growth. Comparable store net sales increased $3.6 million, or 0.9%, in 2002. Port Supply sales through our distribution centers decreased $0.2 million, or 0.5%, to $44.8 million in 2002, primarily as a result of increased sales to Port Supply customers through retail stores. Direct Sales net sales decreased $1.4 million, or 3.4%, to $38.9 million, primarily due to the increase in the number of store locations.

Gross profit increased $13.6 million, or 9.1%, in 2002 compared to 2001. Gross profit as a percentage of net sales increased to 30.7% in 2002 from 29.1% in 2001, primarily due to lower product costs, supply chain efficiencies, increased sales volume of higher margin private label products and a reduction in inventory shrinkage losses.

Selling, general and administrative expenses increased $6.8 million, or 5.6%, in 2002, primarily due to increases in direct expenses related to the addition of new stores. Non-capital expenditures incurred in preparation for opening new retail stores are expensed as incurred. Selling, general and administrative expenses as a percentage of net sales increased to 24.1% in 2002 from 23.6% in 2001.

Income from operations increased $6.8 million, or 24.2%, in 2002 compared to 2001. Income from operations, as a percentage of net sales, increased to 6.6% in 2002, from 5.5% in 2001.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Interest expense decreased $1.3 million, or 26.5%, in 2002 compared to 2001, as a result of lower average borrowings and lower interest rates.

Our 2002 income tax rate of 39.5% of pre-tax income decreased from 40.0% in the prior year, primarily due to the impact of no longer amortizing goodwill.

Liquidity and Capital Resources

Our cash needs are primarily for working capital to support our inventory requirements and capital expenditures, pre-opening expenses and beginning inventory for new stores and for remodeling or relocating older stores. We may also require additional capital in the event we choose to pursue acquisition opportunities. We believe existing credit facilities and cash flows from operations will be sufficient to satisfy our liquidity needs through 2004.

Operating activities. During 2003, our primary sources of liquidity were cash flow from operations, borrowings and proceeds from the exercise of stock options. Net cash provided by operations during 2003 was $19.0 million, consisting primarily of net income, excluding depreciation and amortization, of $44.5 million, $5.9 million in deferred taxes and tax benefits and a $16.0 million increase in accounts payable, offset by a $38.6 million increase in inventory and a $9.6 million increase in prepaid expenses and other assets. The inventory increase reflects the increase in the number of stores, including the acquisition of 62 stores from Boat America, as well as our commitment to increasing fill rates and advanced stocking of merchandise at stores in preparation for the peak boating season. Net cash provided by financing activities was $79.7 million, consisting primarily of $128.9 million of net borrowings under our line of credit and $8.2 million received from the exercise of stock options and the net sales of common stock pursuant to our associate stock purchase plan, offset by $16.6 million in repayment of a term loan and $40.7 million used to payoff our former line of credit and $3.1 million in payment of loan costs.

Capital Growth. In 2003, we spent $98.6 million on capital expenditures including $74.1 million in cash for the acquisition of the retail stores, catalog and wholesale operations of Boat America. We expect to spend from $24 million to $26 million on capital expenditures during 2004, mainly for new stores. We intend to fund our expansion through cash generated from operations and bank borrowings.

Financing Arrangements. At the end of fiscal 2003, we had a $175.0 million credit line expiring in January 2006 and borrowings under this credit line were $128.9 million, bearing interest at rates ranging from 3.6% to 5.0%. From January 15, 2004 until May 15, 2004, the borrowing limit is raised to $180.0 million for peak seasonal inventory financing needs. The credit line is guaranteed by West Marine and its subsidiaries and is secured by a security interest in substantially all of the assets of West Marine and its subsidiaries. The credit line includes a $20.0 million sub-facility for standby and commercial letters of credit, of which up to $15.0 million is available for the issuance of commercial letters of credit and up to $5.0 million is available for standby letters of credit. The credit line also includes a sub-limit of up to $10.0 million for same day advances. At the end of 2002, borrowings under a previous credit line were $40.7 million, bearing interest at rates ranging from 2.51% to 4.25%.

Depending on our election at the time of borrowing, our credit line bears interest at either (a) the higher of (i) the bank's prime rate plus 1.0% or (ii) the federal funds rate plus 0.5% or (b) LIBOR plus 2.5%.

The credit line contains various covenants which require us to maintain certain financial ratios, including debt service coverage, debt to earnings and current ratios. The covenants also require us to maintain minimum levels of net worth and place limitations on the levels of certain investments. These covenants also restrict the repurchase or redemption of our common stock and payment of dividends, investments in subsidiaries and annual capital expenditures. As of January 3, 2004, we were in compliance with all such covenants.

At the end of 2003, we had $4.0 million of outstanding stand-by letters of credit, compared to $2.3 million at year-end 2002. At the end of 2003 and 2002, we had $1.7 million and $4.1 million, respectively, of outstanding commercial letters of credit.

For both 2003 and 2002, the weighted average interest rate on all of our outstanding borrowings was 4.9%.

Contractual obligations. Aggregated information about our contractual obligations as of January 3, 2004 is presented in the following table (dollars in thousands).

	Total	2004	2005	2006	2007	2008	After 5 years
Contractual cash obligations:							
Long-term debt	$128,851	$ —	$ —	$128,851	$ —	$ —	$ —
Operating leases[1]	185,145	38,247	35,533	31,787	24,863	16,865	37,850
Other long-term liabilities[2]	5,764	5,764	—	—	—	—	—
Total cash contractual obligations	$319,760	$44,011	$35,533	$160,638	$24,863	$16,865	$37,850

(1) Operating leases are the only financing arrangements not reported on our consolidated balance sheets.
(2) Other long-term liabilities consist of our outstanding commercial and standby letters of credit at January 3, 2004.

Most of our purchase commitments are cancelable by us without payment, and we have excluded such commitments, along with all associate employment commitments. We are a party to various arrangements that are conditional in nature and obligate us to make payments only upon the occurrence of certain events, such as delivery of functioning software products. Because it is not possible to predict the timing or amounts that may be due under these conditional arrangements, no such amounts have been included in the table above.

Off-Balance Sheet Arrangements

We do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as special purpose entities or variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other limited purposes. As of January 3, 2004, we are not involved in any unconsolidated special purpose entities or variable interest entities.

Seasonality

Historically, our business has been highly seasonal. In 2003, 64% of our net sales and all of our net income occurred during the second and third quarters, principally during the period from April through July, which represents the peak months for boat buying, usage and maintenance in most of our markets. Management expects the seasonal fluctuation in net sales to become more pronounced as we continue to expand our operations.

Business Trends

The health of our business is directly related to the number of domestic boat owners and the frequency of boating activities. According to the National Marine Manufacturers Association, new boat sales increased approximately 11% in the ten years from 1993 to 2002. However, new boat sales declined in both 2001 and 2002 from a ten-year high in 2000, paralleling a general softening of the U.S. economy during the same period. This trend may continue in the future. However, management believes that the improved boat show attendance and heightened consumer confidence experienced during 2003 may indicate a coming reversal of this two-year decline.

After September 11, 2001, consumers began spending more time with family and stayed closer to home during vacation periods. Management believes this trend favors a general increase in the frequency of boating activities. Weather, however, affects boating frequency more than any other factor.

For the long-term, demographics appear to favor the boating industry through the end of the decade. According to the U.S. Census Bureau, the portion of the population aged 45 to 54, which represents a key component of boat owners and our customer base, is expected to grow significantly before peaking in 2010.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Our growth has been principally fueled by geographic expansion through the opening of new stores and the acquisition of Boat America's retail operations in January 2003. Future net sales and profit growth, if any, will be increasingly dependent on our ability to open new profitable stores. Our Direct Sales division continues to face market share erosion in markets where either we or our competitors have opened new stores. Management expects this trend to continue.

We operate in a highly competitive industry, and we expect competition to increase in the future. An increase in competition in our markets may result in pressure on our pricing policies.

Internet Address and Access to SEC Filings

Our Internet address is www.westmarine.com. Interested readers may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, in the "Investor Relations" portion of our website as well as through the Securities and Exchange Commission's website, www.sec.gov.

Quantitative and Qualitative Disclosures about Market Risk

We do not undertake any specific actions to diminish our exposure to interest rate risk, and we are not a party to any interest rate risk management transactions. We do not purchase or hold any derivative financial instruments.

A 49 basis point change in the interest rate (10% of our weighted average interest rate) affecting our floating financial instruments would have an effect of approximately $0.7 million on our pretax income and cash flows over the next year, and would have an immaterial effect on the fair value of our fixed rate financial instruments (see Note 4 of the Notes to Consolidated Financial Statements).

International Business

We have four stores located in Canada and two stores located in Puerto Rico. We also sell our products in foreign countries through the West Marine catalog and the West Marine website. For each of the years ended 2003, 2002 and 2001, sales outside of the United States represented less than 4% of our net sales.

Consolidated Balance Sheets

January 3, 2004 and December 28, 2002 (in thousands, except share data)	Year-End 2003	2002
Assets		
Current assets:		
Cash	$ 4,737	$ 4,722
Trade receivables, net of allowances of $422 in 2003 and $356 in 2002	6,094	5,577
Merchandise inventories	314,021	221,248
Other current assets	23,874	16,955
Total current assets	348,726	248,502
Property and equipment, net	80,764	74,320
Goodwill	56,905	33,998
Intangibles	2,875	—
Other assets	3,988	1,667
Total Assets	$493,258	$358,487
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 72,635	$ 47,723
Accrued expenses	22,921	20,705
Deferred current liabilities	3,480	3,510
Current portion of long-term debt	—	8,626
Total current liabilities	99,036	80,564
Long-term debt	128,851	48,731
Deferred items and other non-current obligations	11,324	7,128
Total liabilities	239,211	136,423
Stockholders' equity:		
Preferred stock, $.001 par value: 1,000,000 shares authorized; no shares outstanding	—	—
Common stock, $.001 par value: 50,000,000 shares authorized; issued and outstanding: 20,130,053 at January 3, 2004 and 19,270,957 at December 28, 2002	20	19
Additional paid-in capital	140,348	128,933
Accumulated other comprehensive income	508	31
Retained earnings	113,171	93,081
Total stockholders' equity	254,047	222,064
Total Liabilities and Stockholders' Equity	$493,258	$358,487

See notes to consolidated financial statements.

Consolidated Statements of Income

(in thousands, except per share data)	2003	2002	2001
Net sales	$660,936	$530,588	$512,873
Cost of goods sold, including buying and occupancy	454,315	367,422	363,578
Gross profit	206,621	163,166	149,295
Selling, general and administrative expense	164,426	128,353	120,285
Acquisition integration costs	909	—	—
Goodwill amortization	—	—	971
Income from operations	41,286	34,813	28,039
Interest expense	6,981	3,560	4,846
Loss on extinguishment of debt	1,902	—	—
Income before taxes	32,403	31,253	23,193
Provision for income taxes	12,313	12,345	9,276
Net income	$ 20,090	$ 18,908	$ 13,917
Net income per common and common equivalent share:			
Basic	$ 1.02	$ 1.00	$ 0.79
Diluted	$ 0.99	$ 0.97	$ 0.77
Weighted average common and common equivalent shares outstanding:			
Basic	19,716	18,816	17,722
Diluted	20,380	19,521	18,047

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(in thousands, except share data)	Common Shares Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Accumulated Stockholders' Equity	Total Comprehensive Income
Balance at year-end, 2000	17,321,521	$17	$107,987	$ 60,256		$168,260	
Net income				13,917		13,917	$13,917
Exercise of stock options	706,690	1	4,217			4,218	
Tax benefit from exercise of stock options			962			962	
Sale of common stock pursuant to associate stock purchase plan	105,941		456			456	
Balance at year-end, 2001	18,134,152	18	113,622	74,173		187,813	$13,917
Net income				18,908		18,908	$18,908
Foreign currency translation adjustment					$ 31	31	31
Exercise of stock options	1,082,163	1	10,443			10,444	
Tax benefit from exercise of stock options			4,219			4,219	
Sale of common stock pursuant to associate stock purchase plan	54,642		649			649	
Balance at year-end, 2002	19,270,957	19	128,933	93,081	31	222,064	$18,939
Net income				20,090		20,090	$20,090
Foreign currency translation adjustment					477	477	477
Exercise of stock options	792,609	1	7,299			7,300	
Tax benefit from exercise of stock options			3,247			3,247	
Sale of common stock pursuant to associate stock purchase plan	66,487		869			869	
Balance at year-end, 2003	20,130,053	$20	$140,348	$113,171	$508	$254,047	$20,567

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)	2003	2002	2001
Operating Activities:			
Net income	$ 20,090	$ 18,908	$ 13,917
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	24,409	19,416	18,351
Provision for deferred income taxes	2,681	832	3,795
Tax benefit from exercise of stock options	3,247	4,219	962
Provision for doubtful accounts	457	288	242
Loss (gain) on asset disposals	367	40	(10)
Changes in assets and liabilities:			
Accounts receivable	(765)	(873)	(1,580)
Merchandise inventories	(38,568)	(28,244)	(12,185)
Prepaid expenses and other current assets	(6,356)	(3,572)	(2,199)
Other assets	(163)	(185)	(4)
Accounts payable	16,021	8,968	(3,586)
Accrued expenses	676	4,210	779
Deferred items	—	185	(485)
Net cash provided by operating activities	22,096	24,192	17,997
Investing Activities:			
Acquisitions, net of cash acquired	(74,487)	(843)	—
Purchases of property and equipment	(24,135)	(19,921)	(17,252)
Net cash used in investing activities	(98,622)	(20,764)	(17,252)
Financing Activities:			
Net borrowings (repayments) on prior line of credit	(40,731)	(2,069)	1,700
Net borrowings on new line of credit	128,851	—	—
Repayments on long-term debt	(16,626)	(8,774)	(8,729)
Payment of loan costs	(3,122)	—	—
Proceeds from sale of common stock pursuant to associate stock purchase plan	869	649	456
Proceeds from exercise of stock options	7,300	10,444	4,218
Net cash provided by (used in) financing activities	76,541	250	(2,355)
Net Increase (Decrease) in Cash	15	3,678	(1,610)
Cash at Beginning of Period	4,722	1,044	2,654
Cash at End of Period	$ 4,737	$ 4,722	$ 1,044
Other cash flow information:			
Cash paid for interest	$ 6,378	$ 3,468	$ 4,968
Cash paid for income taxes	14,549	8,100	5,796

See notes to consolidated financial statements.

Notes To Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

Business—West Marine, Inc. ("West Marine" or "the Company") is the largest specialty retailer of boating supplies and apparel in the world. The Company has three divisions—Stores, Port Supply (wholesale) and Direct Sales (catalog and Internet)—which all sell aftermarket recreational boating supplies directly to customers. At year-end 2003, West Marine offered its products through 345 stores in 38 states, Puerto Rico and Canada, through our catalog and on the Internet. The Company is also engaged, through its Port Supply division and its stores, in the wholesale distribution of products to commercial customers and other retailers.

West Marine was incorporated in Delaware in September 1993 as the holding company for West Marine Products, Inc., which was incorporated in California in 1976. The Company's principal executive offices are located in Watsonville, California.

Principles of Consolidation—The consolidated financial statements include the accounts of West Marine, Inc. and its subsidiaries, all of which are wholly-owned, directly or indirectly. Intercompany balances and transactions are eliminated in consolidation.

Year-End—The Company's fiscal year ends on the Saturday closest to December 31 based on a 52- or 53-week year. The year 2003 ended on January 3, 2004 and was a 53-week year while the years 2002 and 2001 ended on December 28, 2002 and December 29, 2001, respectively, and were both 52-week years.

Accounting Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Inventories—Merchandise inventories are stated at the lower of cost or market (first-in, first-out method). Cost includes acquisition and distribution costs in order to better match net sales with these related costs.

Deferred Catalog and Advertising Costs—The Company capitalizes the direct cost of producing and distributing its catalogs. Capitalized catalog costs are amortized, once a catalog is mailed, over the expected net sales period, which is generally from two months to ten months. Deferred catalog costs were $0.02 million and $1.2 million at year-end 2003 and 2002, respectively. Advertising costs, which are expensed as incurred, were $19.6 million, $14.4 million and $13.6 million in 2003, 2002 and 2001, respectively.

Property and Equipment—Property and equipment is stated at cost. Furniture and equipment is depreciated using the straight-line method over the estimated useful lives of the various assets, which range from three to seven years. Leasehold improvements are amortized over the lesser of the lease term or the estimated useful lives, usually ten years, of the improvements.

Capitalized Interest—The Company capitalizes interest on major capital projects. During 2003, 2002 and 2001, the Company capitalized approximately $0.4 million, $0.4 million and $0.7 million, respectively.

Capitalized Software Costs—Capitalized computer software, included in property and equipment, reflects costs related to internally developed or purchased software that are capitalized and amortized on a straight-line basis, generally over a three-to-five year period. Internally developed software costs are capitalized in accordance with Statement of Position 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use."

Goodwill and Other Intangible Assets—The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," beginning December 30, 2001. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, SFAS 142 includes provisions for the reclassification of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. A reconciliation for the impact of the adoption of SFAS 142 to net income and earnings per share is as follows:

	2003	2002	2001
Net income, as reported	$20,090	$18,908	$13,917
Add back: goodwill amortization, net of tax effect	—	—	583
Net income, as adjusted	$20,090	$18,908	$14,500
Basic earnings per share, as reported	$ 1.02	$ 1.00	$ 0.79
Add back: goodwill amortization	—	—	0.03
Basic earnings per share, as adjusted	$ 1.02	$ 1.00	$ 0.82
Diluted earnings per share, as reported	$ 0.99	$ 0.97	$ 0.77
Add back: goodwill amortization	—	—	0.03
Diluted earnings per share, as adjusted	$ 0.99	$ 0.97	$ 0.80

Notes To Consolidated Financial Statements

Intangibles represent the value of a marketing agreement between West Marine and BoatU.S. and are being amortized on a straight-line basis over ten years. Amortization expense for this intangible asset was $0.3 million for 2003. Accumulated amortization at the end of 2003 was $0.3 million.

As of January 3, 2004 (in thousands)	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets		
BoatU.S. marketing agreement	$3,180	$(305)

Amortization expense for the next five years is estimated at $0.3 million per year.

The changes in the carrying amount of goodwill for the year ended January 3, 2004 are as follows (in thousands):

	Total
Balance as of December 29, 2003	33,998
Goodwill acquired during the year	22,907
Impairment losses	—
Balance as of January 3, 2004	56,905

Impairment of Long-Lived Assets—The Company reviews long-lived assets, including intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the undiscounted future cash flows from the long-lived asset are less than the carrying value, a loss equal to the difference between carrying value and the fair market value of the asset is recorded. No impairment charges were recorded during 2003, 2002 or 2001.

Other Assets—Other assets includes debt issuance costs of $2.2 million, net of accumulated amortization of $0.9 million, incurred in connection with obtaining a new credit facility, (see Note 4). Debt issuance costs are amortized on a straight-line basis over the term of the credit facility as interest expense.

Deferred Rent—Certain of the Company's operating leases contain predetermined fixed increases in the minimum rental rate during the lease term. For these leases, the Company recognizes the related rental expense on a straight-line basis over the life of the lease and records the difference between the amount charged to rent expense and the rent paid as deferred rent.

Income Taxes—Income taxes are accounted for using the asset and liability method. Under this method, deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. A valuation allowance is recorded to reduce deferred tax assets to the amount estimated as more likely than not to be received.

Fair Value of Financial Instruments—The carrying values of cash, accounts receivable, accounts payable and long-term debt approximate their estimated fair value.

Stock-Based Compensation—At January 3, 2004, the Company had two stock-based employee compensation plans, which are more fully described in Note 7. The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation. The Company's calculations were made using the Black-Scholes option pricing model, which is more fully described in Note 7. During 2002, the Company corrected certain computational items, resulting in an adjustment to pro forma net income as reported in 2001.

	2003	2002	2001
Net income, as reported	$20,090	$18,908	$13,917
Deduct: total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(2,709)	(2,088)	(1,229)
Pro forma net income	$17,381	$16,820	$12,688
Earnings per share:			
Basic—as reported	$ 1.02	$ 1.00	$ 0.79
Basic—pro forma	$ 0.88	$ 0.89	$ 0.72
Diluted—as reported	$ 0.99	$ 0.97	$ 0.77
Diluted—pro forma	$ 0.85	$ 0.86	$ 0.70

Revenue Recognition—Sales, net of estimated returns, are recorded when purchased by customers at retail locations. Revenue is recognized when merchandise shipped from a warehouse directly to customers is received by the customer. Prior to 2002, revenue for merchandise shipped from a warehouse directly to customers was recognized when the goods were shipped. The effect of this change did not have a significant impact on the Company's financial statements.

Cost of Goods Sold—Cost of goods sold includes store occupancy and buying costs. Consideration in the form of cash or credits received from vendors is recorded as a reduction to cost of goods sold as the related product is sold.

Comprehensive Income—Comprehensive income is defined as the change in equity during a period from transactions and other events, except those resulting from investments by and distributions to stockholders. The components of comprehensive income are reported in the Consolidated Statements of Stockholders' Equity.

Foreign Currency—Translation adjustments result from translating foreign subsidiaries' financial statements into U.S. dollars. Balance sheet accounts are translated at exchange rates in effect at the balance sheet date. Income statement accounts are translated at average exchange rates during the year. Resulting translation adjustments are included as a component of Comprehensive Income in the Consolidated Statements of Stockholders' Equity.

Net Income Per Share—Basic net income per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net income per share reflects the potential dilution that could occur if outstanding options to issue common stock were exercised. The following is a reconciliation of the Company's basic and diluted net income per share computations (shares in thousands):

	2003		2002		2001	
	Shares	Per Share Amount	Shares	Per Share Amount	Shares	Per Share Amount
Basic	19,716	$ 1.02	18,816	$ 1.00	17,722	$ 0.79
Effect of dilutive stock options	664	(0.03)	705	(0.03)	325	(0.02)
Diluted	20,380	$ 0.99	19,521	$ 0.97	18,047	$ 0.77

Excluded from the above computations of diluted net income per share were options to purchase 472,000, 1,281,000 and 1,874,000 shares of common stock for 2003, 2002 and 2001, respectively, as these shares were anti-dilutive.

Derivative Instruments—West Marine does not purchase or hold any derivative financial instruments.

Reclassifications—Certain 2001 and 2002 amounts have been reclassified to conform with the 2003 presentations.

Recent Accounting Pronouncements—In November 2002, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board ("FASB") concluded in EITF Issue No. 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor," that if a vendor offers a rebate that is payable only if the reseller completes a specified level of purchases, and the rebate is probable of achievement and reasonably estimable, such rebate should be recognized based on the progress made toward earning the rebate. The Company has applied this method to vendor arrangements entered into after November 21, 2002. The Company currently records such rebates upon achievement of the specified performance level. Although the Company has not yet determined the impact of adopting EITF 02-16, since most vendor agreements for 2003 were finalized prior to November 2002, the adoption of EITF 02-16 did not have a significant impact on the financial position, results of operations or cash flows of West Marine for 2003.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees." This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002, about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize a liability for the fair value of the obligation undertaken in issuing the guarantee for any guarantee issued or modified after December 15, 2002. Initial recognition and measurement provisions of this interpretation were effective for financial statements of interim or annual periods ending after December 15, 2002. As of January 3, 2004 and December 28, 2002, we did not have any outstanding guarantees.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46, as amended by FIN 46R, requires the consolidation of variable interest entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. The adoption of FIN 46 is required in the first quarter of 2004 and is not expected to have an impact on West Marine's financial position, results of operations or cash flows.

Notes To Consolidated Financial Statements

Note 2: Acquisition

On January 14, 2003, West Marine Products, Inc. acquired the retail stores, catalog and wholesale operations of Boat America Corporation ("Boat America"). The consideration consisted of $72 million in cash, the assumption of certain liabilities and approximately $2.1 million of acquisition costs, which include investment advisory, legal and accounting fees and other third-party expenses directly related to the transaction.

At the time of the acquisition, Boat America operated 62 boating supply specialty stores and a Florida catalog call center under the name BoatU.S. The acquisition was made in order to increase earnings, primarily by growing store sales and gross margins without significantly raising overhead costs. The purchase price exceeded the fair value of the acquired assets because management determined that the ongoing business could easily be integrated into West Marine's existing operations and, therefore, produce positive cashflows and contribute to earnings relatively quickly. The statement of income includes the results of the acquired operations since the date of the acquisition.

The cost of the acquisition has been allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values. Intangible assets other than goodwill—primarily trademarks—are amortized over ten years. All goodwill is assigned to the Stores operating segment and approximately $20.8 million of such goodwill is deductible for tax purposes.

The total cost of the acquisition has been allocated as follows (in thousands):

Inventory	$54,059
Other current assets	835
Property and equipment	6,124
Trademarks and other intangible assets, excluding goodwill	3,180
Goodwill	22,588
Deferred taxes	1,210
Current liabilities	(11,194)
Long term liabilities	(2,713)
Fair value of assets acquired, including intangibles	$74,089

The following pro forma combined financial information presents the combined consolidated results of operations of West Marine and the acquired operations of Boat America as if the acquisition had occurred on December 29, 2001, after giving effect to certain adjustments including amortization of intangible assets, interest expense, depreciation expense and related income tax effects. No costs related to extinguishment of debt are included in the pro forma results. No adjustments have been made to recognize anticipated cost savings and synergies. The pro forma combined consolidated financial information does not necessarily reflect the results of operations that would have occurred had West Marine and the acquired operations of Boat America constituted a single entity during such periods (in thousands, except per share amounts).

	53 weeks ended January 3, 2004	52 weeks ended December 28, 2002
Net sales	$663,011	$671,405
Net income	19,547	23,623
Earnings per share—basic	$ 0.99	$ 1.26
Earnings per share—diluted	$ 0.96	$ 1.21

Note 3: Property and Equipment

Property and equipment consisted of the following at year-end 2003 and 2002 (in thousands):

	At Year-End 2003	2002
Furniture and equipment	$ 53,028	$ 45,417
Computer equipment	87,508	75,304
Leasehold improvements	48,751	40,168
Land and building	3,716	3,106
Total, at cost	193,003	163,995
Accumulated depreciation and amortization	(112,239)	(89,675)
Total property and equipment, net	$ 80,764	$ 74,320

Depreciation and amortization expense was $23.5 million, $19.2 million and $17.2 million in 2003, 2002 and 2001, respectively.

Note 4: Lines of Credit and Long-Term Debt

At the end of fiscal 2003, the Company had a $175.0 million credit line that expires January 14, 2006. The credit line includes a one-time seasonal increase in the aggregate commitments in the amount of $5.0 million effective from January 15, 2004 to May 15, 2004. Borrowings under this credit line were $128.9 million, bearing interest at rates ranging from 3.6% to 5.0%. The credit line includes a $20.0 million sub-facility for standby and commercial letters of credit, of which up to $15.0 million is available for the issuance of commercial letters of credit and up to $5.0 million is available for standby letters of credit. The credit line also includes a sub-limit of up to $10.0 million for same day advances.

Depending on our election at the time of borrowing, the new line bears interest at either (a) the higher of (i) the bank's prime rate plus 1.0% or (ii) the federal funds rate plus 0.5% or (b) LIBOR plus 2.5%.

The credit line is guaranteed by West Marine and its subsidiaries and is secured by a security interest in substantially all of the assets of West Marine and its subsidiaries. The credit line also contains various covenants which require the Company to maintain certain financial ratios, including debt service coverage, debt to earnings and current ratios. The covenants also require the Company to maintain minimum levels of net worth and place limitations on the levels of certain investments. These covenants also restrict the repurchase or redemption of the Company's common stock and payment of dividends, investments in subsidiaries and annual capital expenditures.

At the end of 2003, the Company had $4.0 million of outstanding stand-by letters of credit, compared to $2.3 million at year-end 2002. At the end of 2003 and 2002, the Company had $1.7 million and $4.1 million, respectively, of outstanding commercial letters of credit.

At the end of 2002, borrowings under a previous credit line were $40.7 million, bearing interest at rates ranging from 2.51% to 4.25%. The prior credit line and a senior guarantee note of $16.0 million were repaid in January, 2003, and included a $1.3 million prepayment fee related to the senior note incurred because the senior note carried interest at a higher rate than interest rates prevailing at the time of the repayment.

For both 2003 and 2002, the weighted average interest rate on all of our outstanding borrowings was 4.9%.

At year-end 2003 and 2002, long-term debt consisted of the following (in thousands):

	At Year-End 2003	At Year-End 2002
Lines of credit	$128,851	$40,731
7.6% Note payable, (repaid in January, 2003)	—	16,000
Capital lease obligations (interest at 4.6% to 6.5%)	—	626
	128,851	57,357
Less current portion of long-term debt	—	(8,626)
	$128,851	$48,731

At year-end 2003, future minimum principal payments on long-term debt were as follows (in thousands):.

2004	$ —
2005	—
2006	128,851
	$128,851

Note 5: Related Party Transactions

The Company purchases merchandise from a supplier in which the Company's principal stockholder is an investor and a member of the board of directors. Additionally, the principal stockholder's brother is the president and his father is a member of the board of directors and a major stockholder of the supplier. Using comparative information, management has determined that these transactions are at terms that are favorable to the Company. The Company's cost of sales during 2003, 2002 and 2001 included $7.9 million, $7.1 million and $6.5 million, respectively, related to purchases from such related party. Accounts payable to the supplier at year-end 2002 were $0.2 million; no amount was outstanding at year-end 2003.

The Company leases its corporate headquarters and two retail stores from three partnerships for each of which the Company's principal stockholder serves as the general partner and substantially all of which are owned by the principal stockholder and certain members of his family (see Note 6). The Company leases a third retail store from a corporation of which certain members of the family of the Company's principal stockholder are the President and a member of the board of directors and a major stockholder. The Company's President is a 2.5% limited partner in one of the partnerships and a director of the Company is a 7.5% limited partner in two of the partnerships. In addition, one retail store is leased directly from the Company's principal stockholder. Using comparative information, management has determined that these transactions are at terms that are favorable to the Company.

Note 6: Commitments and Contingencies

The Company leases certain equipment, retail stores, its distribution centers and its corporate headquarters. The Company also sublets space at various locations with both month-to-month and non-cancelable sublease agreements. The operating leases of certain stores provide for rent adjustments based on the consumer price index and contractual rent increases.

Notes To Consolidated Financial Statements

The aggregate minimum annual contractual payments and sublease income under non-cancelable leases in effect at year-end 2003 were as follows (in thousands):

	Operating Leases	Sublease Income	Net Lease Commitments
2004	$ 38,292	$45	$ 38,247
2005	35,574	41	35,533
2006	31,793	6	31,787
2007	24,863		24,863
2008	16,865		16,865
Thereafter	37,850		37,850
Total minimum lease commitment	$185,237	$92	$185,145

The cost and related accumulated amortization of assets under capital leases aggregated $2.8 million and $1.5 million, respectively, at year-end 2002. There were no assets under capital leases at year-end 2003.

A summary of rent expense by component for 2003, 2002 and 2001 is as follows (in thousands):

	2003	2002	2001
Minimum rent	$36,310	$25,397	$23,869
Percent rent	195	169	276
Sublease income	(183)	(152)	(183)
Rent paid to related parties	1,552	1,441	1,466
Total rent	$37,874	$26,855	$25,428

The Company is party to various legal proceedings arising from normal business activities. Management believes that the resolution of these matters will not have a material effect on the Company's financial statements taken as a whole.

Note 7: Stock Option Plans

Fixed Stock Option Plans

The Company's 1990 Stock Option Plan (the "1990 Plan") provided for options to be granted to employees and directors for the purchase of an aggregate of 2.1 million shares of common stock at prices not less than 100% of the fair market value at the date of grant. Options under this plan generally were exercisable equally over five years from the date of grant, unless otherwise provided. No additional shares are available for grant under this plan, and all outstanding options were exercised or expired during 2003.

Under the Company's Omnibus Equity Incentive Plan (the "Plan") 6,450,000 shares were reserved for grants to both employees and directors. At year-end 2003, 943,948 shares were available for future grants.

The Plan provides for options to be granted for the purchase of West Marine's common stock at prices not less than 50% of fair market value at the date of grant. Since inception, however, options granted under the Plan have been priced at 100% of fair market value. Options under the Plan generally are exercisable equally over five years from the date of grant, unless otherwise provided, and expire ten years after the date of grant.

With respect to the Company's non-employee directors, options are generally granted at 100% of fair market value at the date of grant, and are generally exercisable six months after the grant date. Options awarded to our non-employee directors generally are exercisable over ten years from the date of grant. However, if a non-employee director ceases to be a director before an option becomes exercisable, then the option will terminate and be forfeited as of the date his or her services as a director terminate.

A summary of stock option transactions under the fixed stock option plans for the years 2003, 2002 and 2001 is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at year-end 2000 (2,545,137 exercisable at a weighted average price of $11.86)	4,445,621	$11.34
Granted (weighted average fair value at grant date: $3.17)	709,461	4.54
Exercised	(706,690)	5.98
Canceled	(576,259)	12.19
Outstanding at year-end 2001 (2,058,343 exercisable at a weighted average price of $13.33)	3,872,133	10.94
Granted (weighted average fair value at grant date: $11.80)	802,470	17.13
Exercised	(1,082,163)	9.64
Canceled	(233,973)	13.17
Outstanding at year-end 2002 (1,432,986 exercisable at a weighted average price of $14.63)	3,358,467	12.67
Granted (weighted average fair value at grant date: $11.12)	658,281	16.04
Exercised	(792,609)	9.33
Canceled	(273,283)	14.67
Outstanding at year-end 2003 (1,127,542 exercisable at a weighted average price of $15.86)	2,950,856	$14.13

Additional information regarding options outstanding at year-end 2003 under the fixed stock option plans is as follows:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Shares Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 4.375 – $ 8.625	978,972	6.28	$ 6.6842	413,576	$ 7.3989
8.750 – 16.747	857,330	8.07	14.8080	140,863	12.3283
17.303 – 34.500	1,114,554	6.21	20.1445	573,102	22.8284
$ 4.375 – $34.500	2,950,856	6.77	$14.1285	1,127,541	$15.8572

Associate Stock Purchase Plan

The Company has a stock purchase plan covering all eligible associates. Participants in the plan may purchase West Marine stock through regular payroll deductions. The stock is purchased on the last business day of April and October at 85% of the lower of the closing price of our common stock on the grant date or the purchase date. In 2003, 2002 and 2001, respectively, 66,487, 54,642, and 105,941 shares were issued under the plan. At the end of 2003, 333,187 shares were reserved for future issuance under the stock purchase plan.

Accounting for Stock-Based Compensation

SFAS 123 requires the disclosure of pro forma net income and net income per share had the Company adopted the fair value method of accounting for stock-based compensation as of the beginning of 1995 (see Note 1). Under SFAS 123, the fair value of stock-based awards is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from our stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values.

The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: four to eight year expected life from date of grant; stock volatility of 56%, 58% and 85%, respectively, in 2003, 2002 and 2001; risk-free interest rates of 1.33% to 3.88% in 2003, 2.14% to 4.84% in 2002, and 3.08% to 4.89% in 2001; and no dividends during the expected term. The Company's calculations are based on a single option valuation approach and forfeitures are recognized as they occur. However, the impact of outstanding non-vested stock options granted prior to 1995 has been excluded from the pro forma calculations; accordingly, the pro forma adjustments may not be indicative of future period pro forma adjustments.

Note 8: Income Taxes

The components of the provision for income taxes for 2003, 2002 and 2001 are as follows (in thousands):

	2003	2002	2001
Currently payable:			
Federal	$ 7,601	$10,115	$4,752
State	1,992	1,398	729
Foreign	38	—	—
Total current	9,631	11,513	5,481
Deferred:			
Federal	3,150	150	3,152
State	(406)	682	643
Foreign	(62)	—	—
Total deferred	2,682	832	3,795
Total current and deferred	$12,313	$12,345	$9,276

The difference between the effective income tax rate and the statutory federal income tax rate is summarized as follows:

	2003	2002	2001
Statutory federal tax rate	35.0%	35.0%	35.0%
Non-deductible permanent items	0.3	0.3	1.4
State income taxes, net of federal tax benefit	3.2	4.3	3.8
Other	(0.5)	(0.1)	(0.2)
Effective tax rate	38.0%	39.5%	40.0%

Notes To Consolidated Financial Statements

Deferred tax assets and liabilities are determined based upon the estimated future tax effects of the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates. Tax effects of temporary differences that give rise to significant components of deferred tax assets and (liabilities) for 2003 and 2002 are presented as follows (in thousands):

	2003	2002
Current:		
Reserves	$ 2,408	$ 1,751
Deferred compensation costs	1,044	640
Prepaid expenses	(1,957)	(1,696)
Capitalized inventory costs	(6,191)	(5,647)
Other	207	500
Total current deferred tax liability	(4,489)	(4,452)
Non-current:		
Deferred rent	2,065	945
Fixed assets	(8,629)	(5,846)
Intangible assets	(463)	145
Net operating loss carryforward	823	770
State tax credits	2,612	2,076
Other	(154)	(90)
Total non-current deferred tax liability	(3,746)	(2,000)
Valuation allowance	(1,603)	(1,915)
Total deferred tax liability	$(9,838)	$(8,367)

At year-end 2003 and 2002, total current deferred tax liabilities are included in "Deferred Current Liabilities" on the consolidated balance sheets. Total non-current deferred tax liabilities are included in "Deferred Items and Other Non-Current Obligations."

At year-end 2003 for state tax purposes, the Company has net loss carryforwards of approximately $18.2 million that expire between 2004 and 2023. In addition, the Company has enterprise zone credits of $0.9 million that may be used for an indefinite period of time, and South Carolina tax credits of $1.7 million that expire between 2014 and 2018. These carryforwards are available to offset future taxable income. A valuation allowance must be provided when it is more likely than not that a deferred income tax asset will not be realized. Accordingly, these state tax credits have been reduced by $1.6 million for amounts not expected to be fully utilized.

At year-end 2003, the Company had foreign net loss carryforwards of approximately $2.3 million that expire between 2007 and 2010.

Note 9: Employee Benefit Plans

The Company has a defined contribution savings plan covering all eligible associates. The Company matches 33% of an employee's contribution up to 5% of the employee's annual compensation, subject to statutory limitations. The Company's contributions to the plan for 2003, 2002 and 2001 were $0.6 million, $0.5 million and $0.4 million, respectively. Plan participants may choose from an array of mutual fund investment options. The plan does not permit direct investments in West Marine stock.

During 2001, the Company's suspended defined benefit plan was terminated and all of the assets were distributed to the plan participants in the form of annuity contracts.

The actuarial present value of the benefit obligation for 2001 is (in thousands):

	2001
Changes in Benefit Obligation:	
Benefit obligation at beginning of year	$3,776
Actuarial gain	(213)
Benefits paid and annuities purchased	(3,563)
Benefit obligation at end of year	$ —
Change in Plan Assets:	
Fair value of plan assets at beginning of year	$3,590
Actual return on plan assets	(27)
Benefits paid and annuities purchased	(3,563)
Fair value of plan assets at end of year	$ —
Funded status—	
Accrued pension liability	$ —
Components of Net Periodic Pension Cost:	
Elimination of accrued pension liability	$ (627)
Total periodic benefit	$ (627)

Note 10: Segment Information

The Company has three divisions—Stores, Direct Sales (catalog and Internet) and Port Supply (wholesale)—all of which sell aftermarket recreational boating supplies directly to customers. The customer base overlaps between the Company's Stores and Port Supply divisions, and between its Stores and Direct Sales divisions. All processes for the three divisions within the supply chain are commingled, including purchases from merchandise vendors, distribution center activity and customer delivery.

The Stores division qualifies as a reportable segment under SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," as it is the only division that represents 10% or more of the combined revenue of all operating segments when viewed on an annual basis. Segment assets are not presented, as the Company's assets are commingled and are not available by segment. Contribution is defined as net sales, less product costs and direct expenses. Following is financial information related to the Company's business segments (in thousands):

	2003	2002	2001
Net sales:			
Stores	$566,072	$446,922	$427,640
Other	94,864	83,666	85,233
Consolidated net sales	$660,936	$530,588	$512,873
Contribution:			
Stores	$ 76,751	$ 64,790	$ 61,807
Other	15,838	14,418	11,625
Consolidated contribution	$ 92,589	$ 79,208	$ 73,432
Reconciliation of consolidated contribution to net income:			
Consolidated contribution	$ 92,589	$ 79,208	$ 73,432
Less:			
Cost of goods sold not included in consolidated contribution	(26,444)	(24,092)	(25,220)
General and administrative expenses	(24,859)	(20,303)	(20,173)
Interest expense, net	(6,981)	(3,560)	(4,846)
Loss on extinguishment of debt	(1,902)	—	—
Income tax expense	(12,313)	(12,345)	(9,276)
Net income	$ 20,090	$ 18,908	$ 13,917

Notes To Consolidated Financial Statements

Note 11: Quarterly Financial Data

(Unaudited, in thousands, except per share data)	2003 First Quarter	2003 Second Quarter	2003 Third Quarter	2003 Fourth Quarter
Net sales	$111,148	$232,964	$191,916	$124,908
Gross profit	29,753	81,325	57,789	37,754
Income (loss) from operations	(6,462)	34,477	14,705	(1,434)
Net income (loss)	(6,094)[1]	19,752	8,063	(1,631)
Net income (loss) per share:				
Basic	$ (0.32)[1]	$ 1.01	$ 0.41	$ (0.08)
Diluted	(0.32)[1]	0.98	0.39	(0.08)
Stock trade price:				
High	$ 17.72	$ 19.01	$ 23.94	$ 27.50
Low	13.69	14.91	17.50	18.92

(Unaudited, in thousands, except per share data)	2002 First Quarter	2002 Second Quarter	2002 Third Quarter	2002 Fourth Quarter
Net sales	$ 97,166	$190,042	$150,715	$ 92,665
Gross profit	25,114	65,382	45,906	26,764
Income (loss) from operations	(2,941)	27,228	12,095	(1,569)
Net income (loss)	(2,436)	15,817	6,918	(1,391)
Net income (loss) per share:				
Basic	$ (0.13)	$ 0.83	$ 0.36	$ (0.07)
Diluted	(0.13)	0.79	0.35	(0.07)
Stock trade price:				
High	$ 21.20	$ 23.99	$ 13.58	$ 16.34
Low	14.69	12.76	9.57	11.71

(1) Includes the effect of a $0.9 million pre-tax charge for integration costs associated with the Boat America acquisition and a $1.9 million pre-tax charge for loss on extinguishment of debt associated with the Boat America acquisition. The impact of these charges represents ($0.08) per basic and diluted share.

West Marine, Inc. common stock trades on the Nasdaq National Market System under the symbol WMAR.

Independent Auditors' Report

To the Board of Directors and Stockholders of West Marine, Inc.

We have audited the accompanying consolidated balance sheets of West Marine, Inc. and subsidiaries as of January 3, 2004 and December 28, 2002 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended January 3, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of West Marine, Inc. and subsidiaries as of January 3, 2004 and December 28, 2002 and the results of their operations and their cash flows for each of the three years in the period ended January 3, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
San Francisco, California
March 18, 2004

Company Data

Board of Directors

Randolph K. Repass
Chairman of the Board

John Edmondson
Chief Executive Officer of West Marine

Richard E Everett
President and Chief Operating Officer of West Marine

Geoffrey A. Eisenberg
Chief Executive Officer,
Salz Leathers, Inc.

David McComas
Chairman, President and Chief Executive Officer,
Eye Care Centers of America, Inc.

Peter Roy
Member, Board of Directors, Avalon Natural Products,
Traditional Medicinal, Inc., Pharmaca Integrative Pharmacy
and Naked Juice

Daniel J. Sweeney, Ph.D.
President, Flexible Panel Systems, Inc.
Adjunct Professor, University of Denver

William U. Westerfield
Member, Board of Directors, and Audit Committee Chairman,
Gymboree Corporation and TL Administration Corporation
(Formerly named Twinlab Corporation)

Executive Officers

John Edmondson
Chief Executive Officer

Richard E Everett
President and Chief Operating Officer

Eric S. Nelson
Senior Vice President, Chief Financial Officer and Secretary

Company Information

Company Headquarters
500 Westridge Drive
Watsonville, California 95076
(831) 728-2700

Transfer Agent
EquiServe Trust Company, N.A.
P.O. Box 219045, Kansas City, MO 64121 9045
Shareholder Inquiries (816) 843-4299
www.equiserve.com

Corporate Counsel
Dow, Lohnes & Albertson, PLLC
1200 New Hampshire Avenue, N.W.
Washington, DC 20036

Independent Auditors
Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105

SEC
Copies of the Company's Securities and Exchange Commission annual reports on Form 10-K and quarterly reports on Form 10-Qs (exclusive of exhibits) are available without charge upon written request to:

Investors Relations
West Marine, Inc.
500 Westridge Drive
Watsonville, California 95076
(831) 761-4110

Annual Reports are available on-line at www.westmarine.com.

The Company does not distribute quarterly reports to its stockholders.

Printed on recycled paper

WMA-AR-04

Design and Production: BenderPlus, New York


West Marine

Company Headquarters
500 Westridge Drive
Watsonville, California 95076
(831) 728-2700
westmarine.com

West Marine



WMA-AR-04